John Hancock Funds III

601 Congress Street

Boston, Massachusetts 02210-2805

December 8, 2011

VIA EDGAR

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 02549

Attention: Bo Howell, Esq.

Re:          John Hancock Funds III (the “Trust”) — File Nos. 333-125838 and 811-21777

Amendment to Registration Statement on Form N-1A

Dear Mr. Howell:

This letter is in response to comments received via telephone on November 14, 2011 from the staff of the Securities and Exchange Commission (the “SEC”) with respect to the prospectuses and Statement of Additional Information (“SAI”) included in Post-effective Amendment No. 39 (the “Amendment”) to the Trust’s Registration Statement on Form N-1A filed with the SEC on September 30, 2011 pursuant to Rule 485(a) under the Securities Act of 1933, as amended (the “Securities Act”). The purpose of the Amendment was to register Class A, Class I and Class NAV shares of a new series of the Trust, John Hancock Strategic Growth Fund (the “Fund”). The Fund expects to file a post-effective amendment to the Trust’s Registration Statement on Form N-1A on or about December 14, 2011, pursuant to Rule 485(b) under the Securities Act, in order to incorporate changes made in response to the staff’s comments, as well as to make non-material changes.

In response to the comments that we received from the Staff, we hereby respectfully submit the following responses. We have, for the Staff’s convenience, summarized below the comments provided by the Staff, followed immediately by the Trust’s response. Capitalized terms have the same meaning as used by the Trust in the Amendment.

Prospectus — Fund Summary

Comment 1 — In the “Fees and expenses” section, it is stated that the Fund will operate under an expense limitation agreement through at least December 31, 2012. Accordingly, please file a copy of this agreement as an exhibit to the next post-effective amendment to the Trust’s registration statement on Form N-1A relating to the Fund.

Response to Comment 1 — The Trust intends to file a copy of this agreement as an exhibit to the post-effective amendment to be filed on or about December 14, 2011.

Comment 2 — With respect to disclosure under “Fees and expenses” regarding an expense limitation arrangement between the Fund and its investment adviser, please clarify whether the investment adviser can unilaterally terminate this arrangement prior to December 31, 2012.

Response to Comment 2 — The Fund’s investment adviser can not unilaterally terminate the Fund’s expense limitation arrangement prior to December 31, 2012, unless renewed by mutual agreement of the fund and the adviser based upon a determination that this is appropriate under the circumstances at the time.

Securities and Exchange Commission

December 8, 2011

Comment 3 — In the “Principal investment strategies” section, it is stated that the Fund intends to invest, under normal market conditions, at least 80% of its net assets (plus any borrowings for investment purposes) in equity securities of large-capitalization (“large cap”) companies, and that such companies are defined as those with market caps within the range of the Russell 1000 Index (the “Index”). We note that the lower market cap range of the Index is expected to be in the millions, which we consider to be too low for a company to be considered a “large cap” company. Please narrow the scope of the market-cap range of the Index to a more appropriate range or otherwise revise the disclosure to appropriately define a large cap company.

Response to Comment 3 — The Fund’s practice of determining the market cap of a potential portfolio investment by reference to the range of market caps in the Index has been sanctioned by the SEC and its staff in the adopting release for Rule 35d-1 under the Investment Company Act of 1940 regarding Investment Company Names (1940 Act Release No. 24828 (Jan. 27, 2001), the “Adopting Release”) and related SEC staff guidance.

In the Adopting Release, the SEC stated in footnote 43 that: “As a general matter, an investment company may use any reasonable definition of the terms used in its name and should define the terms used in its name in discussing its investment objectives and strategies in the prospectus.” The SEC staff further elaborated as to the meaning of a “reasonable definition” in “Frequently Asked Questions about Rule 35d‑1.” There, the staff stated in its answer to Question 6: “In developing a definition of the terms ‘small-, mid-, or large-capitalization,’ registrants should consider all pertinent references, including, for example, industry indices, classifications used by mutual fund rating organizations, and definitions used in financial publications.”

The Trust also respectfully notes that numerous other large cap mutual funds rely on the Index to define the universe of large market capitalization companies. These funds include, but are not limited to: Large Cap Core Equity Fund, a series of Touchstone Strategic Trust; Multi-Manager Large Cap Fund, a series of Northern Funds; Large Cap Stock Fund, a series of Fidelity Commonwealth Trust; and William Blair Large Cap Growth Fund, a series of William Blair Funds. The Fund has adopted a definition of “large cap” companies in accordance with SEC and staff guidance. Accordingly, the Trust respectfully declines to make any changes in response this Comment 3.

Comment 4 — Assuming the Fund will continue to invest in companies with market caps within the entire range of the Index, describe the risks associated with investing in small cap companies in the “Principal risks” section (as well as in “Fund details — Risks of Investing” later in the prospectus).

Response to Comment 4 — Consistent with our response to Comment 3, above, the Trust respectfully declines to make any changes in response to this Comment 4.

Comment 5 — We note that the discussion of the Fund’s principal risks under the later section entitled “Fund details — Risks of investing” at times generally refers to “a fund” or “funds” when describing various investment risks. Please confirm that risks discussed in the “Principal risks” section apply specifically to the Fund.

Response to Comment 5 — We confirm that the risks discussed in the “Principal risks” section apply specifically to the Fund. We note that the Fund’s investment adviser and its affiliates manage a large number of investment portfolios, some of which are described in multiple-fund prospectuses. Consequently, in order to maintain consistent disclosure across all of these investment products, the investment adviser has developed disclosure that contemplates use in multiple-fund prospectuses. Consistent with Form N-1A requirements, however, the Fund’s risk disclosure in the “Fund summary” is worded specifically to apply to the Fund on an individual basis.

Comment 6 —The first paragraph of the “Principal risks” section, states that: “An investment in the fund is not a bank deposit and is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency.” Please state whether the Fund is advised by or sold through an insured depository institution.

Securities and Exchange Commission

December 8, 2011

Response to Comment 6 — Among other distribution channels, the Fund will be sold through insured depository institutions or their affiliates.

Comment 7 — In accordance with guidance from this Division that was released in a July 2010, Letter to the Investment Company Institute re: Derivatives-Related Disclosures by Investment Companies (July 30, 2010) (the “Derivatives Disclosure Letter”), in general, a fund should disclose: (i) the types of derivatives that the fund may use to achieve its investment objective or related principal investment strategy; and (ii) the purpose for which or how those derivatives are used to achieve the fund’s investment objective or related principal investment strategy. Accordingly, please review the Fund’s disclosure regarding derivatives in light of that Letter.

Response to Comment 7 — We have reviewed the Fund’s derivatives disclosure in light of the Derivatives Disclosure Letter and we believe that such disclosure is consistent with the guidance set forth in that Letter. In this regard, we note that the disclosure regarding the Fund’s use of derivatives is narrowly tailored to describe the use of futures contracts, options, swaps, and foreign currency futures contracts, in each case for the purposes of reducing risk and/or obtaining efficient investment exposure.

Prospectus — Fund Details

Comment 8 — Please disclose whether the Fund will provide advance notice to its shareholders of changes to its investment objective and strategy.

Response to Comment 8 — The Trust’s general policy with respect to investment policy changes that are approved by the Trust’s Board of Trustees is to have such changes become effective upon notice to shareholders in a supplement to the Fund’s prospectus. Accordingly, the Trust does not believe that any revisions to the prospectus are necessary in this regard.

Prospectus — Appendix

Comment 9 — Please confirm that, during the period covered by the Appendix, there were no funds or accounts that the Fund’s portfolio managers managed at their previous investment advisory firm, other than the comparable fund and accounts discussed in the Appendix, with investment investments and policies similar to those of the Fund.

Response to Comment 9 — We confirm that there no such other funds or accounts.

Comment 10 — Please confirm that, during the period covered by the Appendix, no individuals, other than the portfolio managers identified in the Appendix, were primarily responsible for the management of the comparable fund discussed in the Appendix.

Response to Comment 10 — We confirm that, during the period covered by the Appendix, no individuals, other than the portfolio managers identified in the Appendix, were primarily responsible for the management of the comparable fund discussed in the Appendix.

Comment 11 — Please disclose whether the “Total return” table includes any applicable front-end sales charges.

Response to Comment 11 — The requested change has been made. The second sentence in the next-to-last paragraph of the narrative portion of the Appendix has been revised as follows [added language in brackets]:

Securities and Exchange Commission

December 8, 2011

The calendar year total return information for the Comparable Fund does not reflect the John Hancock Fund’s fees and estimated expenses, while the average annual total return information for the Comparable Fund does reflect these fees and estimated expenses[, including the maximum front-end sales charge applicable to the John Hancock Fund’s Class A shares].

SAI

Comment 12 — In the section entitled “Those Responsible for Management,” under the heading “Compensation of Trustees and Officers for year ended December 31, 2010,” it is stated that the Trust’s independent Trustees oversee 46 series in the John Hancock Funds Complex, while a footnote to the table indicates that these Trustees oversee 48 series in the Complex. Please reconcile these two statements.

Response to Comment 12 — This footnote has been revised to state that the Trust’s independent Trustees oversee 46 series in the John Hancock Funds Complex.

_____________________________________________________

The Staff has requested that the Trust provide the following representations in its response to the Staff’s comments:

In connection with the Amendment, the Trust acknowledges that:

1.             The Trust is responsible for the adequacy and accuracy of the disclosure in the Amendment;

2.             Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the SEC from taking any action with respect to the Amendment; and

3.             The Trust may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

* * * * *

The Trust, on behalf of the Fund, intends to file a definitive form of prospectus and SAI that will reflect the above responses to the Staff’s comments. Thank you for your prompt attention to these matters. We hope that these foregoing responses adequately address the comments. If you have any questions, please do not hesitate to contact me at (617) 663-4329.

Sincerely,

/s/ Patricia A. Morisette

Patricia A. Morisette

Assistant Secretary
John Hancock Funds III